Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of our report dated January 22, 2001, with respect to the consolidated financial statements of TRW Inc. included in the Annual Report on Form 10-K for the year ended December 31, 2000, in the following Registration Statement Nos.: 333-89133 on Form S-3, 333-48443 on Form S-3, 333-37906 on Form S-8, 333-36052 on Form S-8, 333-27003 on Form S-8, 333-27001 on Form S-8, 333-20351 on Form S-8, 333-06633 on Form S-8, 333-03973 on Form S-8, 33-53503 on Form S-8, 33-29751 on Form S-8, 2-90748 on Form S-8 and 2-64035 on Form S-8.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Cleveland, Ohio
March 12, 2001